CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

IMRIS Inc.
100-1370 Sony Place
Winnipeg, Manitoba	T.	763-203-6300
Canada R3T 1N5	F.	204.480.7071	www.imris.com

IMRIS INC.

Consolidated Balance Sheets

Expressed in U.S. $000’s except share and per share data

and except as otherwise indicated

(Unaudited)

	March 31, 2014	December 31, 2013

Assets
Current assets
Cash	$7,225	$6,382
Restricted cash (note 4)	7,500	7,500
Accounts receivable (note 5)	11,115	13,979
Unbilled receivables	9,066	12,080
Inventory (note 6)	8,289	10,005
Prepaid expenses and other	3,283	3,067
	46,478	53,013

Property, plant, and equipment, net	14,574	14,038
Intangibles, net	8,699	8,999
Other assets (note 7)	2,770	3,013
Goodwill	6,498	6,498

Total assets	$79,019	$85,561

Liabilities and Shareholders' equity

Current liabilities
Accounts payable and accrued liabilities (note 8)	$16,664	$18,335
Deferred revenue	10,244	9,500
Current portion of long term debt	1,242	-
	28,150	27,835

Long term debt, net of discount (note 16)	21,341	21,204
Other liabilities	1,419	1,501
	22,760	22,705

Total liabilities	50,910	50,540

Shareholders' equity
Share capital
Common Shares, unlimited number of voting common
shares authorized; 52,030,966 issued
and outstanding as of March 31, 2014 and
December 31, 2013	166,959	166,959
Additional paid-in capital	11,773	11,337
Deficit	(151,641)	(143,740)
Accumulated other comprehensive income	1,018	465
	28,109	35,021

Commitments and contingencies (note 14)

Total liabilities and shareholders' equity	$79,019	$85,561

The accompanying notes are an integral part of these consolidated financial statements.

2

IMRIS INC.

Consolidated Statements of Comprehensive Loss

Expressed in U.S. $000’s except share and per share data

and except as otherwise indicated

(Unaudited)

	Three months ended
	March 31, 2014	March 31, 2013

Sales	$8,151	$8,066
Cost of sales	6,226	5,046
Gross profit	1,925	3,020

Operating expenses
Administrative	1,740	2,410
Sales and marketing	1,707	2,259
Customer support and operations	2,228	2,436
Research and development	1,602	2,739
Amortization and depreciation	767	950
Total operating expenses	8,044	10,794

Operating loss	(6,119)	(7,774)

Other expense
Foreign exchange	(710)	(555)
Interest and other	(1,055)	(33)
Total other expense	(1,765)	(588)

Net loss before taxes	(7,884)	(8,362)

Income taxes expense (note 10)	17	16
Net loss	$(7,901)	$(8,378)

Other comprehensive income
Foreign currency translation adjustment	553	251

Other comprehensive income	$553	$251

Comprehensive loss for the period	$(7,348)	$(8,127)

Weighted average number of common shares outstanding	52,030,966	46,920,284

Basic and diluted loss per share (note 11)	$(0.15)	$(0.18)

The accompanying notes are an integral part of these consolidated financial statements.

3

IMRIS INC.

Consolidated Statements of Shareholders' Equity

Expressed in U.S. $000’s except share and per share data

and except as otherwise indicated

(Unaudited)

					Accumulated
			Additional		Other
	Common Shares		Paid-in		Comprehensive
	Shares	Amount	Capital	Deficit	Income (Loss)	Total

Balances as of January 1, 2013	46,061,211	$147,819	$4,861	$(101,740)	$(353)	$50,587

Comprehensive income (loss)	-	-	-	(42,000)	818	(41,182)

Issuance of stock on exercise of employee stock options	219,755	694	-	-	-	694

Stock based compensation expense for the period	-	-	1,885	-	-	1,885

Amount credited to share capita related to shares and options issued	5,750,000	18,446	(209)	-	-	18,237

Issuance of warrants to purchase common stock	-	-	4,800	-	-	4,800

Balances as of January 1, 2014	52,030,966	$166,959	$11,337	$(143,740)	$465	$35,021

Comprehensive income (loss)	-	-	-	(7,901)	553	(7,348)

Stock based compensation expense for the period	-	-	436	-	-	436

Balances as of March 31, 2014	52,030,966	$166,959	$11,773	$(151,641)	$1,018	$28,109

The accompanying notes are an integral part of these consolidated financial statements.

4

IMRIS INC.

Consolidated Statements of Cash Flows

Expressed in U.S. $000’s except share and per share data

and except as otherwise indicated

(Unaudited)

	Three months ended
	March 31, 2014	March 31, 2013

OPERATING ACTIVITIES
Net loss for the period	$(7,901)	$(8,378)
Adjustments to reconcile net income to net cash
provided by operating activities:
Amortization and depreciation	767	950
Stock based compensation	436	452
Advance payment	136	29
Amortization of debt discount and debt issuance costs	421	-
Other	(101)	168
Changes in operating assets and liabilities:
Accounts receivable	2,864	7,468
Unbilled receivables	3,014	(4,088)
Inventory	1,716	(570)
Prepaid expenses and other	(229)	(1,648)
Accounts payable and accrued liabilities	(990)	(4,683)
Deferred revenue	744	363
Net cash provided by (used in) operating activities	877	(9,937)

FINANCING ACTIVITIES
Proceeds from issuance of share capital	-	18,577
Proceeds from long-term debt	500	-
Net cash provided by financing activities	500	18,577

INVESTING ACTIVITIES
Restricted cash	-	1,920
Acquisition of property, plant and equipment	(1,188)	(2,777)
Acquisition of intangibles	(7)	(11)
Net cash used in investing activities	(1,195)	(868)

Foreign exchange translation adjustment on cash	661	257

Increase in cash	843	8,029

Cash, beginning of period	6,382	19,060

Cash, end of period	$7,225	$27,089

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$28	$-
Income taxes	19	184

Noncash items during the period:
Payment-in-kind ("PIK") interest	$578	$-
Acquisitions of property, plant and equipment included
in accounts payable and accrued liabilities	363	-

The accompanying notes are an integral part of these consolidated financial statements.

5

IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in U.S. $000’s except share and per share data and except as otherwise indicated

March 31, 2014

(Unaudited)

1.	DESCRIPTION OF BUSINESS

IMRIS Inc. (“IMRIS”, “the Company”, “we”, “us” or “our”) designs, manufactures and markets the VISIUS Surgical TheatreTM, a multifunctional surgical environment that provides intraoperative vision to clinicians to assist in decision-making and enhance precision in treatment. Designed to meet each hospital’s specific clinical application needs, the VISIUS Surgical Theatre can incorporate MR imaging, CT imaging and x-ray angiography in a number of configurations to provide intraoperative images of diagnostic quality - without introducing additional patient transport risk and delivering real-time information to clinicians while preserving optimal surgical access and techniques. IMRIS sells the VISIUS Surgical Theatres globally to hospitals that deliver clinical services to patients in the neurosurgical, spinal, cerebrovascular and cardiovascular markets. Management believes the primary market for the current product portfolio is comprised of those hospitals having relatively large neurosurgical, cerebrovascular or cardiovascular practices. The Company was incorporated on May 18, 2005 under the Canada Business Corporations Act. The Company’s shares are traded on the Toronto Stock Exchange under the symbol “IM” and on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “IMRS”.

Liquidity

We had cash of $7.2 million and restricted cash of $7.5 million as of March 31, 2014. Cash and restricted cash as of March 31, 2014 increased $0.8 million from December 31, 2013 due to cash provided by operations of $0.9 million for the period ended March 31, 2014 related to increased accounts receivable collections and maintenance of inventory levels.

While Management believes we will have adequate working capital to fund our operations beyond the next 12 months, it is dependent on our ability to generate positive cash flow from operations by increasing order bookings and revenue.  If we are not able to generate positive cash flow from operations, we may need to raise additional capital. While there is no guarantee that we can raise additional capital, we have a history of being able to successfully fund the business through the capital markets as needed.  If we are not able to raise additional capital, we may need to eliminate or suspend research, development and corporate projects.

2.	BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). These unaudited interim consolidated financial statements do not include all the information and note disclosures required for compliance with U.S. GAAP for annual financial statements. Accordingly, these statements should be read in conjunction with the December 31, 2013 audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. GAAP.

In the opinion of Management all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. The preparation of these unaudited interim consolidated financial statements requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and the results of operations for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2014.

Unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars). The term dollars and the symbol $ refer to the U.S. dollar.

3.	RECENTLY ADOPTED OR ISSUED ACCOUNTING PRONOUNCEMENTS

We have evaluated all the recently issued accounting pronouncements through the filing date of these financial statements and do not believe that any of these pronouncements will have a material impact on our financial position and results of operations.

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IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in U.S. $000’s except share and per share data and except as otherwise indicated

March 31, 2014

(Unaudited)

4.	RESTRICTED CASH

For the period ended March 31, 2014, and for the year ended December 31, 2013, restricted cash consisted of cash and equivalents minimum cash balance of $7,500 related to our long term debt covenant compliance (see note 15. Long Term Debt, net of discount).

5.	ACCOUNTS RECEIVABLE

	March 31, 2014	December 31, 2013

Accounts receivable, trade	$10,650	$13,373
Commodity taxes receivable	109	246
Refundable investment tax credit receivable	356	360
	$11,115	$13,979

6.	INVENTORY

	March 31, 2014	December 31, 2013

Materials	$6,799	$8,655
Customer support inventory	526	742
Work in progress	964	608
	$8,289	$10,005

7.	OTHER ASSETS

	March 31, 2014	December 31, 2013

Collaborative arrangements	$1,362	$1,497
Debt issuance costs	1,145	1,253
Other	263	263
	$2,770	$3,013

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2014	December 31, 2013

Trade accounts payable	$10,658	$8,344
Accruals	4,038	7,669
Payroll related accruals	1,694	2,221
Warranty	57	72
Income tax payable	7	10
Commodity tax payable	210	19
	$16,664	$18,335

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IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in U.S. $000’s except share and per share data and except as otherwise indicated

March 31, 2014

(Unaudited)

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (continued)

We record a liability for future warranty costs to repair or to replace our products. The warranty term is generally 12 months. The amount of the liability is determined based on management’s historical experience and the best estimate of probable claims under Company warranties. We regularly evaluate the appropriateness of the remaining accrual.

The following table details the changes in the warranty accrual for the period:

Three months ended
March 31, 2014

Balance at beginning of the period	$72
Accruals	43
Utilization	(58)
Balance at end of the period	$57

9. STOCK-BASED COMPENSATION

The following table presents information on stock option activity for the period:

	Number of options	Weighted average exercise price (CDN$)	Average remaining contractual life in years	Aggregate intrinsic value (CDN$)
Balance as of January 1, 2014	4,856,982	$3.66
Granted	246,515	1.94
Exercised	-	-
Forfeited	(99,315)	4.82
Expired	(175,371)	5.00
Balance as of March 31, 2014	4,828,811	$3.50
Exercisable as of March 31, 2014	1,787,363	$4.57	3.4	$-
Vested and expected to vest as of March 31, 2014	4,103,636	$3.64	4.2	$184

The aggregate intrinsic value, in the table above, represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on March 31, 2014 and the exercise price for the in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on March 31, 2014. The total intrinsic value of the stock options exercised during the three months ended March 31, 2014 and 2013, calculated using the average market price during the period, was zero and $76, respectively.

The following assumptions were used in the calculation of the fair value of options granted in the period using the Black-Scholes option-pricing model:

March 31, 2014

Number of options granted during the period	246,515
Weighted average grant date fair value of stock options granted during the period (CDN$)	$1.03
Risk-free interest rate	1.61%
Dividend yield	0%
Expected life of the options	4.94 years
Expected volatility of the underlying stock	62.12%

Expected volatilities are based on the historic volatility of the Company’s shares as this represents the most appropriate basis to determine the expected volatility in future periods.

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IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in U.S. $000’s except share and per share data and except as otherwise indicated

March 31, 2014

(Unaudited)

9. STOCK-BASED COMPENSATION (continued)

The following table presents information on unvested stock options for the period:

	Number of options	Weighted average grant date fair value
		(CDN$)
Balance as of January 1, 2014	3,158,353	$1.53
Granted during the period	246,515	1.03
Vested during the period	(357,459)	1.92
Forfeited during the period	(5,961)	1.85
Balance as of March 31, 2014	3,041,448	$1.44

As of March 31, 2014, there was $2,868 of unrecognized stock-based compensation expense related to unvested stock options. This will be expensed over the vesting period, which on a weighted-average basis, results in a period of approximately 2.6 years. The total fair value of stock options vested during the three months ended March 31, 2014 and 2013 was $620 and $464, respectively. The weighted average grant date fair value (CDN$) of options granted during the three months ended March 31, 2013 was $1.63.

10.	INCOME TAXES

For the three months ended March 31, 2014 and 2013, our income tax expense was $17 and $16. We have not recorded a deferred tax asset as of March 31, 2014 or December 31, 2013 because a valuation allowance has been provided against the full amount of the deferred tax assets for both periods.

As of March 31, 2014 and December 31, 2013, we have no unrecognized income tax benefits and have not accrued any amounts for interest or penalties related to unrecognized income tax benefits.

We file tax returns in Australia, Belgium, Canada, Japan, Germany, Singapore and the United States. With limited exception, we are no longer subject to income tax examinations by taxing authorities for taxable years before 2010 in Canada and the United States and before 2008 for other jurisdictions.

As of January 1, 2014, as part of transitioning our operations from Winnipeg to Minnesota, IMRIS Inc., our parent company, sold to IMRIS, Inc. (USA), our subsidiary in the United States, certain assets and assumed certain liabilities. The assets and liabilities where exchanged at fair value. As a result of the transaction, IMRIS Inc. recognized a tax gain currently estimated at approximately $21,400. However, due to available tax attributes the net tax impact was immaterial.

11. BASIC AND DILUTED LOSS PER SHARE

When we are in a loss position, there are no adjustments to the weighted number of shares outstanding for the purposes of calculating diluted loss per share because to do so would be anti-dilutive. As of March 31, 2014 and 2013, 826,602 and 475,599 stock options and warrants could potentially dilute basic earnings per share (EPS) in the future. These options and warrants were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented.

12. SEGMENTED INFORMATION

We operate as one business segment. We develop, assemble and install VISIUS Surgical Theatres that are used for a variety of medical applications, as well as providing ancillary products and services and extended maintenance services.

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IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in U.S. $000’s except share and per share data and except as otherwise indicated

March 31, 2014

(Unaudited)

13.	FINANCIAL INSTRUMENTS

We adhere to Financial Accounting Standards Board Accounting Standards Codification 820 which defines fair value, establishes a framework, prescribes methods for measuring fair value and outlines additional disclosure requirements on the use of fair value measurements. Fair value is defined as the exchange price that would be recovered for an asset or paid to transfer a liability (an exit price in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date). Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability utilizing a hierarchy of three different valuation techniques, based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial instruments measured at fair value should be classified into one of three levels that distinguish fair value measurements by the significance of the inputs used for valuation.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1 quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data; and

Level 3 - Unobservable inputs that are supported by little or no market activity. Valuation techniques are primarily model-based.

Our financial assets and liabilities that are measured at fair value on a recurring basis have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value measurement date in the table below. For cash, fair value approximates cost.

Financial assets and liabilities measured at fair value as of March 31, 2014 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash	$7,225	$-	$-
Restricted cash	7,500	-	-
	$14,725	$-	$-

Financial assets and liabilities measured at fair value as of December 31, 2013 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash	$6,382	$-	$-
Restricted cash	7,500	-	-
	$13,882	$-	$-

14. COMMITMENTS AND CONTINGENCIES

We periodically enter into agreements that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require us to indemnify the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevent us from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. We have not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

10

IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in U.S. $000’s except share and per share data and except as otherwise indicated

March 31, 2014

(Unaudited)

15.	RESTRUCTURING COSTS

In 2012, we announced our plan to move our operations to the U.S. in order to be closer to our customers and to have access to critical suppliers and personnel. The following is a roll-forward of the accrued liability related to restructuring costs for the period. Adjustments are primarily the reversal of prior period accruals for employee severance and retention and as well as foreign exchange rate fluctuations. The accruals were no longer necessary because the employees voluntarily terminated their employment before the retention and severance date. The relocation is substantially complete.

	One-time employee termination benefits	Contract termination costs	Other associated costs

Balance as of December 31, 2011	$-	$-	$-
Incurred	1,383	-	72
Paid	(42)	-	-
Adjustments	-	-	-
Balance as of December 31, 2012	$1,341	$-	$72
Incurred	-	2,125	3,619
Paid	(879)	-	(2,800)
Adjustments	(305)	-	(261)
Balance as of December 31, 2013	$157	$2,125	$630
Incurred	-	-	5
Paid	(63)	(210)	(254)
Adjustments	-	69	-
Currency effect	-	(84)	-
Balance as of March 31, 2014	$94	$1,900	$381

The following is a summary of costs by income statement classification for the three months ended March 31, 2014:

	One-time employee termination benefits	Contract termination costs	Other associated costs

Administrative	$-	$69	$(13)
Sales and marketing	-	-	5
Customer support and operations	-	-	13
Research and development	-	-	-
Total	$-	$69	$5

The following is a summary of costs by income statement classification for the three months ended March 31, 2013:

	One-time employee termination benefits	Contract termination costs	Other associated costs

Administrative	$(26)	$-	$371
Sales and marketing	12	-	(11)
Customer support and operations	(26)	-	225
Research and development	(85)	-	267
Total	$(125)	$-	$852

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IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in U.S. $000’s except share and per share data and except as otherwise indicated

March 31, 2014

(Unaudited)

16.	LONG TERM DEBT, NET OF DISCOUNT

On September 16, 2013, we entered into several agreements pursuant to which the Deerfield Management Company, L.P. (“Deerfield”) agreed to provide us $25.0 million in funding, which occurred the same day. Pursuant to the terms of the Facility Agreement, we issued Deerfield promissory notes in the aggregate principal amount of $25.0 million. The long-term debt is repayable over five years, with equal payments of the principal amount due on the third, fourth and fifth anniversaries of the date of the disbursement, except if IMRIS achieves certain revenue targets as measured at each anniversary date, upon which it can elect to defer each of the principal payments to subsequent anniversary dates to maturity on its fifth anniversary date. Deerfield may also elect at its option to defer principal payments due on the aforementioned anniversary periods.

The debt agreement contains a covenant which requires us to maintain cash and cash equivalents, including restricted cash, of at least $7.5 million measured at each quarter end.

The long-term debt requires interest at 9.0% per annum, payable quarterly. Interest accrued on each of the first five quarters is not paid but is added to the outstanding principal of the notes, resulting in PIK interest of $1,242 as of March 31, 2014 and $665 as of December 31, 2013.

The Company paid Deerfield a facility fee of $0.5 million and $1.4 million to other professionals involved in the completion of the Facility Agreement. These costs are capitalized and are being amortized over 5 years using the interest method.

In connection with the Facility Agreement, we issued Deerfield seven-year warrants (the “Deerfield Warrants”) to purchase 6,100,000 shares of the Company’s common stock at an exercise price of $1.94 per share. The exercise of the Deerfield Warrants can be satisfied through a reduction in the principal amount of our outstanding indebtedness to Deerfield, at our option.

We recorded the promissory notes with an aggregate principal amount of $25.0 million at its face value less a note discount of $4.8 million representing the fair value of the notes and its associated warrants. The note discount is amortized using the interest method.

In February 2014, we entered into a loan agreement with the City of Minnetonka, Minnesota (“the City”), where the Minnesota Department of Employment and Economic Development has granted us $500 for the purchase and installation of furniture, machinery and equipment and infrastructure improvements necessary for the installation of the aforementioned items. The term of the loan is five years, and bears an interest rate of zero percent. In the event we can document that we have created 75 full-time equivalent jobs at our Minnesota location by February 22, 2015, the City will forgive up to $350 of the loan, with equal monthly payments of the remaining principal balance due beginning January 2016 through January 2019. The loan agreement contains covenants related to financial reporting and notification and is secured by the assets purchased with the loan funds.

The fair value of the long-term debt approximates the carrying amount included in the consolidated financial statements. Management estimated the fair value of the long-term debt using Level 2 and Level 3 inputs based on recent financing transactions and on the discounted estimated future cash payments to be made on such long-term debt. The discount rate estimated reflects Management’s judgment as to what the approximate current lending rates for notes or group of notes with similar maturities and credit quality would be if credit markets were operating efficiently and assigns a range of likelihoods to whether the notes will be outstanding through maturity or paid early. Present value has been utilized to estimate the amounts required to be disclosed.

Interest and other expense includes interest expense, debt discount amortization, debt issuance cost amortization, and bank fees (net). Interest and other expense for the three months ended March 31, 2014 includes interest expense of $578, debt discount amortization of $301 and debt issuance cost amortization of $120. The remainder is other net interest income/expense and banking fees.

12